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                              June 10, 2024

       Steven Reinharz
       Chief Executive Officer
       Artificial Intelligence Technology Solutions Inc.
       10800 Galaxie Avenue
       Ferndale, Michigan 48220

                                                        Re: Artificial
Intelligence Technology Solutions Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2024
                                                            File No. 333-279766

       Dear Steven Reinharz:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-3 filed May 28, 2024

       Cover page

   1. We note that the registration statement is for the offer of 2 billion shares of common stock but the fee table on
the cover page references warrants and units in addition to common stock. Please advise.
       Plan of Distribution, page 18

   2. Your Plan of Distribution section indicates that you will sell shares at market prices prevailing at the time
of sale. Please note that an at-the-market resale offering under Rule
                                                        415 is not available
for registrants quoted on the OTC Pink marketplace. To sell securities at market prices, we
require an existing trading market for those securities, and we do not consider the OTC Pink
Marketplace to be such a market for the purposes of satisfying
                                                        Item 501(b)(3) of
Regulation S- K. Please confirm that the company will sell securities at fixed prices for the
duration of the offering.
 Steven Reinharz
Artificial Intelligence Technology Solutions Inc.
June 10, 2024
Page 2
Item 16. Exhibits, page II-2

3. Your legality opinion relates to the resale of $20,000,000 of the company's common stock shares but this offering is for the primary offering of common stock. Please revise. Refer to Staff Legal Bulletin No. 19.
General

4. It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to May 28, 2024, did not appear to exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General
       Instruction I.B.1. Alternatively, if you are relying on General Instruction I.B.6 for S- 3 eligibility, please include the information required pursuant to Instruction 7 to General
       Instruction I.B.6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453
with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Reinharz
                                                        Division of Corporation
Finance
Comapany NameArtificial Intelligence Technology Solutions Inc.
                                                        Office of Technology
June 10, 2024 Page 2
cc:       Frederick M. Lehrer, P.A.
FirstName LastName